October 1, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Forum Funds

Absolute Opportunities Fund

File Nos. 2-67052; 811-3023

Post-Effective Amendment No. 241

Ladies and Gentlemen:

We have acted as counsel to Forum Funds (“Trust”) in connection with the preparation of Post-Effective Amendment No. 241 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). In this capacity, we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP